UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934 (Amendment No. ______)*

DELTRON, INC.

(Name of Issuer)

Common

(Title of Class of Securities)

248013 10 4

(CUSIP Number)

YEONIA PROENZA

SUITE #410

1040 WEST GEORGIA ST.

VANCOUVER, B.C.

V6E 4H1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sects. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sect. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 248013 10 4

1. Names of Reporting Persons. Yeonia Proenza

    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a. ....................................................................................................................................

b. ....................................................................................................................................

3.  SEC Use Only .......................................................................................................................

4. Source of Funds (See Instructions) ..................................................................................PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........

6. Citizenship or Place of Organization ........................................................................Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,000,000
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,000,000
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person ....................1,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 56%

14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Class of Securities: Common Stock of Deltron, Inc.

Principal Executive offices: Sabana Oeste, Restaurante Princessa Marina, 100 Metros Oeste, S.N.B. Abogados, San Jose, Republic de Costa Rica

Item 2. Identity and Background

(a)	Name; Yeonia Proenza
(b)	Residence or business address; Suite #410, 1040 West Georgia St., Vancouver, B.C. Canada, V6E 4H1
(c)	Employer: Creative Media, Inc. Address: #325-369 West Broadway Street, Vancouver, B.C. Canada V5Y 1P8
(d)	Never been charged or convicted of a criminal offense.
(e)	Never been party to a civil proceeding of a judicial or administrative nature.
(f)	Citizenship. Canada

Item 3. Source and Amount of Funds or Other Consideration

Ms. Proenza used her personal funds in the amount of $15,000 to purchase an aggregate of 1,000,000 shares of the Issuer's common stock.

Item 4. Purpose of Transaction

Ms. Proenza is the wife of the President of the Company. She purchased 500,000 shares for $5,000 on September 22, 2006 and 500,000 for $10,000 on October 26, 2005. The funds were used to enable the development of the Company. There are no plans or proposals which the reporting person may have which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Securities Owned:

Yeonia Phillips owns 1,000,000 shares of common stock, representing 56% of the issued and outstand stock as of the Company's most recent filings with the SEC.

(b) Voting Power

Sole Voting Power: 1,000,000

Shared Power to Vote: 0

Sole Power to Dispose: 1,000,000

Shared Power to Dispose: 0

(c) Transactions within last 60 days: None.

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d) Power to Direct Dividends: N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Yeonia Phillips is the wife of Shawn Phillips, President, CEO, CFO, Treasurer and Director of Deltron, Inc.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 28, 2006

Signature /s/ Yeonia Proenza

Name: Yeonia Proenza